                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                                  RENEX CORP.
                                       AT

                               $10 NET PER SHARE

                                       BY

                              RC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                     -------------------------------------

                      NATIONAL NEPHROLOGY ASSOCIATES, INC.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
     NEW YORK CITY TIME, ON JANUARY 28, 2000, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER AMONG NATIONAL NEPHROLOGY ASSOCIATES, INC. ("PARENT"), RC ACQUISITION CORP. ("PURCHASER") AND RENEX CORP. (THE "COMPANY"), DATED DECEMBER 28, 1999 (THE "MERGER AGREEMENT"). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (1) APPROVED AND ADOPTED THE MERGER AGREEMENT, THE OFFER AND THE MERGER DESCRIBED HEREIN AND DEEMED THEM TO BE ADVISABLE, (2) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY AND (3) RECOMMENDED THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER, AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK OF THE COMPANY WHICH, TOGETHER WITH THE SHARES THEN OWNED BY PARENT AND PURCHASER, REPRESENTS AT LEAST A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY-DILUTED BASIS, (2) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED AND (3) THE FUNDS COMMITTED TO BE PROVIDED BY PARENT'S LENDERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT HAVING BEEN MADE AVAILABLE TO PARENT IN ACCORDANCE WITH THE TERMS OF SUCH COMMITMENT. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SECTIONS 15 AND 16.
                            ------------------------

                                   IMPORTANT

    Any shareholder desiring to tender all or a portion of such shareholder's Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificate(s) representing tendered Shares and all other required documents to Continental Stock Transfer & Trust Company, which is acting as the Depositary (in such capacity, the "Depositary"), or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. Any shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

    Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.
                            ------------------------

                    The Information Agent for the Offer is:

                           [MORROW & CO., INC. LOGO]

December 30, 1999

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INTRODUCTION.............................................................    3
  1.         Terms of the Offer..........................................    6
  2.         Acceptance for Payment and Payment for Shares...............    7
  3.         Procedure for Tendering Shares..............................    8
  4.         Withdrawal Rights...........................................   11
  5.         Certain United States Federal Income Tax Consequences.......   12
  6.         Price Range of Shares.......................................   13
  7.         Effect of the Offer on the Market for the Shares, Inclusion
               in the Nasdaq National Market and Exchange Act
               Registration..............................................   13
  8.         Certain Information Concerning the Company..................   14
  9.         Certain Information Concerning Parent and Purchaser.........   18
 10.         Source and Amount of Funds..................................   20
 11.         Background of the Offer; Past Contacts, Transactions or
               Negotiations with the Company.............................   22
 12.         Purpose of the Offer and the Merger; Short Form Merger;
               Plans for the Company; Appraisal Rights; Going Private
               Transactions..............................................   24
 13.         Merger Agreement; Certain Other Agreements..................   25
 14.         Dividends and Distributions.................................   36
 15.         Certain Conditions of the Offer.............................   36
 16.         Certain Regulatory and Legal Matters........................   38
 17.         Fees and Expenses...........................................   39
 18.         Miscellaneous...............................................   40
Schedule I.  Directors and Executive Officers of the Parent and Purchaser

To the Holders of Common Stock of Renex Corp.:

                                  INTRODUCTION

     RC Acquisition Corp. ("Purchaser"), a Florida corporation and a wholly-owned subsidiary of National Nephrology Associates, Inc., a Delaware corporation ("Parent"), hereby offers to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares"), of Renex Corp., a Florida corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 6, 1998, by and between the Company and Continental Stock Transfer and Trust Company, as Rights Agent, as amended, at a purchase price of $10 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as the same may be amended or supplemented from time to time, constitute the "Offer"). Unless the context indicates otherwise, all references herein and in the Letter of Transmittal to the Shares shall include the associated Rights.

     Purchaser was formed by Parent for purposes of making the Offer. Parent is a private company providing outpatient hemodialysis and ancillary services to patients suffering from chronic kidney failure. Parent began operations in December 1998 by acquiring nine dialysis clinics and a home training program serving 642 patients in Tennessee and Georgia. Since the initial acquisitions, Parent has grown its business by acquiring 22 other clinics and opening one de novo clinic. See Section 9.

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering shareholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such shareholder or other payee pursuant to the Offer. See
Section 2. Purchaser will pay all charges and expenses of Morrow & Co., Inc., which is acting as Information Agent (the "Information Agent"), and Continental Stock Transfer & Trust Company, which is acting as Depositary (the "Depositary"), incurred in connection with the Offer. See Section 17.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 28, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Florida Business Corporation Act (the "FBCA"), Purchaser will be merged with and into the Company (the "Merger"). See Section 13. Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), by virtue of the Merger and without any action on the part of the holders thereof, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser, the Company or any subsidiary of Parent, Purchaser or the Company, which shall be canceled, and other than Shares with respect to which dissenters' rights, if available, have been perfected) will be converted into and represent the right to receive, without interest, the price paid for each Share in the Offer (the "Merger Consideration"). The Merger Agreement is more fully described in Section 13. Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger, as the case may be, are described in Section 5.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (1) APPROVED AND ADOPTED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DEEMED THEM TO BE ADVISABLE, (2) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY AND (3) RECOMMENDED THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER, AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Prudential Securities Incorporated ("Prudential"), financial advisor to the Company, has delivered to the Board of Directors of the Company a fairness opinion with respect to the Offer and the Merger. The full text of the written opinion of Prudential, is filed as an exhibit to the Company's solicitation/recommendation statement on Schedule 14D-9, which is being mailed to shareholders of the Company concurrently herewith. Shareholders of the Company are urged to read the full text of such opinion in conjunction with the Offer.

     The Merger Agreement provides that effective upon the deposit by Purchaser with the Depositary of payment for all Shares validly tendered and not withdrawn pursuant to the Offer (including payment for all options and warrants in accordance with the Merger Agreement) and payment of severance to certain executive officers and directors of the Company, Purchaser shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board of Directors of the Company (the "Board"), subject to compliance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equal to the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this sentence) and (ii) the percentage that the number of Shares owned by Parent and Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause Purchaser's designees to be elected or appointed to the Board. The Company has agreed to use its best efforts to cause individuals designated by Purchaser to constitute the same percentage as such individuals represent on the Board of (A) each committee of the Board (other than any committee of the Board established to take action under the Merger Agreement), (B) each board of directors of each subsidiary of the Company and (C) each committee of each such board. Notwithstanding the foregoing, until such time as Purchaser's designees are elected or appointed to the Board, the Company shall use its reasonable efforts to ensure that at least two of the members of the Board and such boards and committees as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and such boards and committees. Following the election or appointment of Purchaser's designees to the Board and until the Effective Time, the approval of the directors of the Company then in office who were not designated by Purchaser shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director or the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment to the Merger Agreement requiring action by the Board and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

     If Purchaser acquires at least 80% of the Shares on a fully-diluted basis, Florida law permits it to effect the Merger without a shareholders' meeting and without the approval of or further notice to the other Company shareholders. Purchaser intends to cause the Merger to become effective as soon as reasonably practicable. Upon consummation of the Merger, Purchaser intends to cause the Company to file applications to withdraw the Shares from listing and trading on The Nasdaq National Market and to terminate the registration of the Shares under the Exchange Act.

     The total amount of funds required by Parent and Purchaser to acquire all outstanding Shares (including Shares issuable upon exercise of options and warrants) pursuant to the Offer and the Merger, to make severance payments to certain employees of the Company and to pay related fees and expenses is estimated to be approximately $85 million. In addition, Parent will require approximately $55 million to repay amounts outstanding under its existing credit facility. Purchaser intends to finance such amounts with borrowings under a six-year senior term loan facility of $100 million, approximately $10 million in cash on hand at the Company and the issuance of approximately $30 million in equity to J.W. Childs Equity Partners II, L.P. and Credit Agricole Indosuez or their affiliates and certain other investors. See Section 10.

     The Offer does not constitute a solicitation of proxies for any meeting of the Company's shareholders, nor does this Offer constitute a solicitation of consents. Any such solicitation which Purchaser or Parent might make would only be pursuant to separate proxy or consent materials, as the case may be, in compliance with the requirements of the Exchange Act.

CERTAIN CONDITIONS TO THE OFFER

     The Offer is subject to the fulfillment of certain conditions, including the following:

     THE MINIMUM CONDITION. THE CONSUMMATION OF THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPI-

RATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES THEN OWNED BY PARENT AND PURCHASER, WOULD CONSTITUTE A MAJORITY OF OUTSTANDING SHARES ON A FULLY-DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"). "On a fully-diluted basis" means, as of the date of the purchase of Shares pursuant to the Offer, the number of Shares outstanding, together with Shares issuable pursuant to outstanding and unexpired options and warrants to purchase Shares, whether or not exercisable.

     The Company has represented to the Purchaser that, as of December 27, 1999, 6,926,901 Shares were issued and outstanding, 1,001,231 Shares were reserved for issuance pursuant to outstanding options to acquire Shares and 634,952 Shares were reserved for issuance pursuant to outstanding warrants to acquire Shares. Based on the foregoing, there are 8,563,084 Shares outstanding on a fully-diluted basis. Accordingly, as of such date, the Minimum Condition would be satisfied if 4,281,543 Shares are validly tendered and not withdrawn. Parent and Purchaser do not currently own any Shares, however, Parent and Purchaser may be deemed to beneficially own the Shares subject to the Shareholders Agreement (as defined below). See Section 13.

     Pursuant to the Shareholders Agreement, dated as of December 28, 1999 (the "Shareholders Agreement"), by and among Parent, Purchaser and the Shareholders named on Exhibit A thereto, all of the Company's directors and executive officers have agreed to tender pursuant to the Offer all Shares owned (or issuable upon exercise of options and warrants and other securities convertible into or exercisable or exchangeable for Shares) of record or beneficially by such persons (the "Subject Shares"). In addition such shareholders have granted Purchaser (or its designee) an irrevocable option (the "Option") to purchase such shareholder's Subject Shares at a price per Share equal to $10. The Option may be exercised by the Purchaser in whole but not in part at any time on or prior to the thirtieth day after termination of the Merger Agreement, provided, that the Option shall remain exercisable after such period if the Merger Agreement is terminated under certain circumstances. The Company's directors and executive officers currently beneficially own 2,631,239 Shares (including Shares issuable upon exercise of options and warrants), representing approximately 34.1% of the outstanding Shares on a fully-diluted basis (calculated in accordance with Rule 13d-3 under the Exchange Act). The Shareholders Agreement is more fully described in Section 13.

     THE HSR CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE EXPIRATION OR TERMINATION, PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION
1), OF THE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER (THE "HSR ACT"), APPLICABLE TO THE ACQUISITION OF THE SHARES PURSUANT TO THE OFFER AND THE MERGER.

     Purchaser caused its ultimate parent to file with the Federal Trade Commission and the Antitrust Division of the Department of Justice a Premerger Notification and Report Form under the HSR Act with respect to the Offer on December 29, 1999. Accordingly, Parent anticipates that the waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m., New York City time, on January 13, 2000, unless extended. See Section 16.

     THE FINANCING CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE FUNDS COMMITTED TO BE PROVIDED BY PARENT'S LENDERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT HAVING BEEN MADE AVAILABLE TO PARENT IN ACCORDANCE WITH THE TERMS OF SUCH COMMITMENT. SEE SECTIONS 12 AND 15.

     Certain other conditions to the consummation of the Offer are described in
Section 15. Parent and Purchaser expressly reserve the right, in their sole discretion, to waive any one or more of the conditions to the Offer (other than the Minimum Condition). See Section 15.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

     1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, January 28, 2000, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), Parent and Purchaser expressly reserve the right, in their sole discretion, to waive any of the conditions to the Offer (other than the Minimum Condition) and to make any change in the terms and conditions of the Offer, provided that no change may be made to the Minimum Condition or which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to those conditions set forth in Section 15 or which otherwise materially and adversely affects the Company or the holders of the Shares.

     Pursuant to the Merger Agreement, Purchaser has agreed to accept for payment and pay for all Shares that have been validly tendered and not withdrawn pursuant to the Offer as soon as practicable following expiration of the Offer, provided that all conditions to the Offer set forth in Section 15 shall have been satisfied or waived by Purchaser.

     If by 12:00 Midnight, New York City time, on Friday, January 28, 2000 (or any other time then set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Merger Agreement (including the limitations described above) and to the applicable rules and regulations of the Commission, to (i) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to the tendering shareholders, (ii) waive all of the unsatisfied conditions, other than the Minimum Condition, and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn, (iii) extend the Offer in a manner permitted under the Merger Agreement and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) delay acceptance for payment of, or payment for, the Shares, subject to complying with applicable law, until satisfaction or waiver of the conditions of the Offer. Notwithstanding the foregoing, the Merger Agreement provides that if at the termination of the Initial Offer Period (as defined below) the Minimum Condition has not been satisfied or any waiting period applicable to the Offer, the Merger and the transactions contemplated in the Merger Agreement pursuant to the HSR Act shall not have expired or been terminated, the Offer shall remain open for a minimum of an additional five business days.

     Subject to the last sentence of the preceeding paragraph, there can be no assurance that Purchaser will exercise its right to extend the Offer.

     Subject to the applicable rules and regulations of the Commission and subject to the limitations set forth in the Merger Agreement, Purchaser also expressly reserves the right, at any time and from time to time, in its sole discretion, to (i) postpone the acceptance for payment of and payment for any Shares regardless of whether such Shares were theretofore accepted for payment or (ii) terminate the Offer and not accept for payment, purchase or pay for any Shares tendered pursuant to the Offer not theretofore accepted for payment or paid for, if any of the conditions referred to in Section 15 have not been satisfied or upon the occurrence of any of the events specified in Section 15, and (iii) waive any condition, other than the Minimum Condition, or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary. Purchaser's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the

Commission, including Rule 14e-1(c) of the Exchange Act relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. The rights reserved by Purchaser in this paragraph are in addition to Purchaser's rights to terminate the Offer pursuant to Section 15.

     Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, or termination or amendment of the Offer, will be followed, as promptly as practicable, by public announcement thereof, such announcement, in the case of an extension, to be issued not later than 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the Commission. For the purposes of the Offer, "Business Day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changed terms or information. With respect to a change in price or a change in percentage of securities sought, a minimum ten Business Day period is generally required to allow for adequate dissemination to shareholders and investor response. The requirement to extend the Offer will not apply to the extent that the number of Business Days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such change.

     The Offer shall remain open for at least 20 Business Days (the "Initial Offer Period") and shall be subject to the satisfaction of the Minimum Condition and to the other conditions to the Offer; provided that if at the termination of the Initial Offer Period the Minimum Condition has not been satisfied or any waiting period applicable to the Offer, the Merger and the transactions contemplated by this Agreement pursuant to the HSR Act shall not have expired or been terminated, the Offer shall remain open for a minimum of an additional five Business Days.

     In connection with the Offer, the Company has provided or will provide Purchaser with the names and addresses of all record holders of Shares and security position listings of Shares held in depositories for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the Expiration Date, provided the conditions set forth in Section 15 have been satisfied or waived at or prior to the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act and any other applicable rules and regulations of the Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including the HSR Act. See
Section 16.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust

Company (the "Book-Entry Transfer Facility"), pursuant to the procedures set forth in Section 3, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary, as agent for the tendering shareholders, of Purchaser's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser's obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under this Offer to Purchase, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and, subject to compliance with the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4.

     UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted representing more Shares than are tendered, certificates representing such unpurchased or untendered Shares will be returned (or, in the case of Shares delivered by book-entry transfer to the Book-Entry Transfer Facility, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), without expense to the tendering shareholder as promptly as practicable after the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, Purchaser increases the price being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment.

     3.  PROCEDURE FOR TENDERING SHARES.

     Valid Tenders.  For Shares to be validly tendered pursuant to the Offer,
(i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Transmittal Letter, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either certificates representing such Shares must be received by the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date or (ii) the guaranteed delivery procedure set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted. If Share certificates are forwarded to the Depositary in multiple deliveries, a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, must accompany each such delivery.

     A tender of Shares pursuant to any one of the procedures described in the paragraphs below will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer, as well as the tendering shareholder's representation and warranty that (i) such shareholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after December 30, 1999), and (ii) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through book-entry at the Book-Entry Transfer Facility prior to the Expiration Date, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantee. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution" and, collectively, "Eligible Institutions"). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

     If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instruction 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

          (i) the tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), and any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which The Nasdaq National Market ("Nasdaq") operated by the National Association of Security Dealers, Inc. (the "NASD"), is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares or a timely Book-Entry Confirmation, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the Depositary actually receives certificates for Shares or Book-Entry Confirmation with respect to Shares. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer subject to the limitations set forth in the Merger Agreement, or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Appointment of Proxies. By executing the Letter of Transmittal as set forth above (including through delivery of an Agent's Message), a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the

Letter of Transmittal, to the full extent of such shareholder's right with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and any and all non-cash dividends, distributions, rights, other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase (collectively, the "Distributions")). All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment is effective only upon the acceptance for payment of the Shares by Purchaser. Upon acceptance for payment, all prior powers of attorney and proxies given by the shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given or written consents executed (and, if given or executed, will not be deemed effective). The designees of Purchaser will, with respect to the Shares and any Distributions, be empowered to exercise all voting and other rights of such shareholder with respect to the Shares and any Distributions as they, in their sole judgment, deem proper in respect of any annual or special meeting of the Company's shareholders, any adjournment or postponement thereof, actions by written consent in lieu of such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and any Distributions, including voting at any meeting of shareholders (whether annual or special or whether or not adjourned) or acting by written consent without a meeting in respect of such Shares.

     Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding with respect to payment for the Shares purchased pursuant to the Offer, each tendering shareholder must provide the Depositary with his or her correct taxpayer identification number ("TIN") and certify that such shareholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Section 5 and Instruction 8 of the Letter of Transmittal. If the shareholder is a nonresident alien or foreign entity not subject to backup withholding, the shareholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payments.

     4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on February 27, 2000. If purchase of or payment for Shares is delayed for any reason or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to and duly exercise withdrawal rights as set forth in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures.

     All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     5. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES. The following is a summary of the principal United States federal income tax consequences of the Offer and the Merger to holders all of whose Shares are purchased pursuant to the Offer or converted to cash in the Merger (including pursuant to the exercise of dissenter's rights, if any). This summary is for general information only and does not purport to be a complete analysis of all the potential tax effects of the Offer and the Merger. This summary is based on current law, which is subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations could be retroactive and could affect the tax consequences to holders whose Shares are purchased pursuant to the Offer. The discussion does not purport to deal with all aspects of United States federal income taxation that may affect any particular holder in light of such holder's individual investment circumstances, and is not intended for certain types of holders subject to special treatment under the United States federal income tax law (e.g., holders of Shares in whose hands Shares are not capital assets, holders who received their Shares pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, non-United States persons or persons who hold their Shares as part of a hedge, straddle, or conversion transaction).

     BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH SHAREHOLDER SHOULD CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH SHAREHOLDER AND THE PARTICULAR TAX EFFECTS TO SUCH SHAREHOLDER OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

     The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of dissenter's rights, if any) will be a taxable transaction for United States federal income tax purposes, and also may be a taxable transaction under applicable state, local, foreign and other tax laws. In general, for United States federal income tax purposes, a holder of Shares that receives cash pursuant to the Offer or the Merger will recognize gain or loss equal to the difference between his or her adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss generally will be capital gain or loss, provided the Shares are a capital asset in the hands of a shareholder and the shareholder retains no interest in the Company, and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. If a holder exercises such holder's dissenters' rights, if applicable, and receives an amount treated as interest for federal income tax purposes, such amount will be taxed as ordinary income.

     Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31%. Backup withholding generally applies if the holder (a) fails to furnish such holder's social security number or taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) is subject to backup withholding due to previous failures to file a federal income tax return including reportable interest or dividend payments, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that such holder is not subject to backup withholding due to previous failures to file a federal income tax return including reportable interest or dividend payments. Backup withholding is not an additional tax, but rather it is an advance tax payment that is subject to refund if and to the extent that it results in an overpayment of tax. Certain taxpayers are generally exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder of Shares should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering holders of Shares may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See
Section 3.

     6. PRICE RANGE OF SHARES. The Shares have been included in Nasdaq under the symbol "RENX" since October 8, 1997 when the Company completed its initial public offering. The following table sets forth, for the periods indicated, the reported high and low closing sales prices per Share on Nasdaq (i) as reported in the Company's Annual Report on Form 10-K with respect to the fiscal years ended December 31, 1998 and 1997 and (ii) as reported by published financial sources with respect to the period after December 31, 1998.

                                                              HIGH      LOW
                                                              -----    ------
1997:
  Fourth Quarter............................................  $8.25    $4.875
1998:
  First Quarter.............................................  $7.38    $ 4.81
  Second Quarter............................................   7.19      5.25
  Third Quarter.............................................   6.50      3.88
  Fourth Quarter............................................   7.25      4.00
1999:
  First Quarter.............................................  $7.25    $ 3.94
  Second Quarter............................................   5.75      3.50
  Third Quarter.............................................   6.00      4.06

     On December 27, 1999, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, the closing sales price per Share on Nasdaq as reported by published financial sources was $8 1/4. On December 29, 1999, the last full day of trading prior to the commencement of the Offer, the last reported sales price per Share was $9 3/8. HOLDERS OF SHARES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Company has indicated in its public filings that it has never paid cash dividends on the Shares. In addition, the Merger Agreement provides that the Company will not declare, set aside or pay any dividends on, or make any other distributions in respect of, its capital stock, including the Shares. See
Section 14.

     7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, INCLUSION IN THE NASDAQ NATIONAL MARKET AND EXCHANGE ACT REGISTRATION. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares, and could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser.

     The Shares are currently listed on Nasdaq, which constitutes the principal trading market for the Shares. Depending upon aggregate market value and the number of Shares not purchased pursuant to the Offer, following consummation of the Offer, the Shares may no longer meet the quantitative maintenance criteria of Nasdaq for continued inclusion in Nasdaq and may cease to be authorized for quotation on such market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in Nasdaq, the market for the Shares could be adversely affected. According to Nasdaq's published guidelines, in order for the Shares to be eligible for continued inclusion in Nasdaq, there must continue to be, among other things,
(i) total assets and revenue of the Company and its subsidiaries of at least $50 million for the most recent fiscal year, at least 1,100,000 publicly held Shares, held by at least 400 round lot shareholders, with a market value of at least $15 million and a minimum bid price of $5 per share, or (ii) net tangibles assets of the Company and its subsidiaries of at least $4 million, at least 750,000 publicly held Shares, held by at least 400 round lot shareholders, with a market value of at least $5 million and a minimum bid price of $1 per share. If the Shares are no longer eligible for inclusion in Nasdaq, they may nevertheless continue to be included in the Nasdaq SmallCap Market unless, among other things, the number of publicly held Shares is less than 500,000, or there are fewer than 300 round lot shareholders in total. If the Shares are no longer eligible for inclusion in Nasdaq or the Nasdaq SmallCap Market, the Shares might still be quoted on the OTC Bulletin Board. According to the Company, there were approximately 178 holders of record of Shares as of

December 28, 1999. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of Nasdaq for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

     If Nasdaq were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

     In the event that the Shares are delisted from Nasdaq prior to the Effective Time, holders of Shares would be entitled to dissenters' rights under the FBCA. See Section 12.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 record holders of such Shares. If such registration were terminated, the Company would no longer legally be required to disclose publicly, in proxy materials distributed to shareholders, the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; the Company would no longer be subject to Rule 13e-3 under the Exchange Act relating to "going private" transactions; and the officers, directors and 10% shareholders of the Company would no longer be subject to the "short swing" insider trading reporting and profit recovery provisions of the Exchange Act. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company may be deprived of their ability to dispose of such securities under Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended.

     If registration of the Shares has not been terminated prior to the Merger, then following the consummation of the Merger the Shares will no longer be included in any tier of The Nasdaq Stock Market, Inc. and the registration of the Shares under the Exchange Act will be terminated.

     The Shares are currently "margin securities" under the regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following consummation of the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, such Shares would no longer be "margin securities."

     8. CERTAIN INFORMATION CONCERNING THE COMPANY. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although neither the Purchaser nor Parent has any knowledge that would indicate that statements contained herein based upon such documents are untrue, neither the Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or Parent.

     The Company is a Florida corporation with its principal executive offices located at 201 Alhambra Circle, Coral Gables, Florida 33134. The Company has described its business in its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Company 10-K"), as follows:

     "Renex Corp. is a high quality provider of dialysis and ancillary services to patients suffering from chronic kidney failure, generally referred to as end stage renal disease. The Company has grown through de novo development and acquisitions, and seeks to distinguish itself on the basis of quality patient care and responsiveness to the professional needs of its referring nephrologists."

     The Company has publicly disclosed that as of December 28, 1999 it provided dialysis services to approximately 1,300 patients in eight states, through 21 outpatient dialysis facilities and a staff assisted home dialysis program. Additionally, as of such date, the Company provided inpatient dialysis services at 21 hospitals.

     Set forth below is certain summary consolidated financial data with respect to the Company excerpted from financial information contained in the Company's 10-K. More comprehensive financial information is included in such report and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such report and such other documents and all the financial information (including any related notes) contained therein. Such report and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below.

                                  RENEX CORP.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                                                          YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          1994         1995         1996         1997         1998
                                       ----------   ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.........................  $    2,746   $    8,794   $   18,569   $   26,073   $   37,811
  Operating expenses:
     Facilities......................       2,405        6,809       14,625       20,182       28,311
     General and administrative......       1,025        1,682        2,581        2,991        4,754
     Provision for doubtful
       accounts......................          93          495        1,293          962        1,096
     Depreciation and amortization...         126          509        1,642        1,635        2,394
                                       ----------   ----------   ----------   ----------   ----------
       Operating income (loss).......        (903)        (701)      (1,572)         303        1,256
  Other income (expenses):
     Gain (loss) on sale of assets...          --           --          264          (27)         (22)
     Net interest income (expense)...          61         (360)        (915)        (771)         271
     Amortization of deferred
       financing costs...............          --         (126)        (226)        (162)         (29)
                                       ----------   ----------   ----------   ----------   ----------
  Income (loss) before taxes.........        (842)      (1,187)      (2,449)        (657)       1,476
     Income tax expense..............          --           --           --           --          106
                                       ----------   ----------   ----------   ----------   ----------
  Income(loss) before extraordinary
     item............................        (842)      (1,187)      (2,449)        (657)       1,370
                                       ==========   ==========   ==========   ==========   ==========
     Extraordinary charge for early
       retirement of debt............          --           --           --       (1,441)          --
                                       ----------   ----------   ----------   ----------   ----------
     Net income (loss)...............  $     (842)  $   (1,187)  $   (2,449)  $   (2,098)  $    1,370
                                       ==========   ==========   ==========   ==========   ==========

                                                          YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          1994         1995         1996         1997         1998
                                       ----------   ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT SHARE AND OPERATING DATA)
BASIC EARNINGS (LOSS) PER SHARE
  Income (loss) per share before
     extraordinary item..............  $    (0.48)  $    (0.61)  $    (0.84)  $    (0.14)  $     0.19
  Extraordinary charge for early
     retirement of debt..............          --           --           --        (0.31)          --
                                       ----------   ----------   ----------   ----------   ----------
  Net income (loss)..................  $    (0.48)  $    (0.61)  $    (0.84)  $    (0.45)  $     0.19
                                       ==========   ==========   ==========   ==========   ==========
  Weighted average shares
     outstanding.....................   1,741,450    1,944,759    2,930,540    4,672,707    7,065,270
                                       ==========   ==========   ==========   ==========   ==========
DILUTED EARNINGS (LOSS) PER SHARE
  Income (loss) per share before
     extraordinary item..............  $    (0.48)  $    (0.61)  $    (0.84)  $    (0.14)  $     0.19
  Extraordinary charge for early
     retirement of debt..............          --           --           --        (0.31)          --
                                       ----------   ----------   ----------   ----------   ----------
  Net income (loss)..................  $    (0.48)  $    (0.61)  $    (0.84)  $    (0.45)  $     0.19
                                       ==========   ==========   ==========   ==========   ==========
  Weighted average shares
     outstanding.....................   1,741,450    1,944,759    2,930,540    4,672,707    7,123,006
                                       ==========   ==========   ==========   ==========   ==========
OPERATING DATA:
  Patients (at period end)...........         142          319          691          870        1,157
  Treatments.........................      10,260       33,702       77,919      115,689      157,488
  Number of facilities (at period
     end)............................           4            7           12           13           20

                                                             AS OF DECEMBER 31,
                                       --------------------------------------------------------------
                                          1994         1995         1996         1997         1998
                                       ----------   ----------   ----------   ----------   ----------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets.......................  $    2,527   $    5,234   $    6,059   $   21,116   $   17,850
  Working capital....................       2,136        3,051        2,389       15,638        9,569
  Total assets.......................       4,020       11,815       15,161       30,680       36,887
  Total debt.........................         220        6,375        7,743        1,954        2,204
  Total shareholders' equity.........       3,482        4,164        4,317       23,690       27,087

     Set forth below is certain unaudited summary consolidated financial data of the Company for the three months ended September 30, 1999 and 1998 and as of September 30, 1999 and December 31, 1998, excerpted from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999:

                                                 THREE MONTHS ENDED           NINE MONTHS ENDED
                                                    SEPTEMBER 30,               SEPTEMBER 30,
                                              -------------------------   -------------------------
                                                 1998          1999          1998          1999
                                              -----------   -----------   -----------   -----------
                                                                   (UNAUDITED)
Net revenues................................  $10,177,000   $13,094,000   $27,279,000   $35,906,000
Operating expenses:
  Facilities................................    7,417,000     9,140,000    20,338,000    26,035,000
General and administrative..................    1,397,000     1,165,000     3,681,000     4,036,000
Provision for doubtful accounts.............      254,000       308,000       748,000       988,000
Depreciation and amortization...............      658,000       673,000     1,732,000     2,001,000
                                              -----------   -----------   -----------   -----------
                                                9,726,000    11,286,000    26,499,000    33,060,000
                                              -----------   -----------   -----------   -----------
Operating income............................      451,000     1,808,000       780,000     2,846,000
                                              -----------   -----------   -----------   -----------
Other income (expense):
  Net interest income.......................       32,000        69,000       265,000       167,000
  Amortization of deferred financing
     costs..................................      (11,000)      (12,000)      (18,000)      (35,000)
                                              -----------   -----------   -----------   -----------
Income tax before taxes.....................      472,000     1,865,000     1,027,000     2,978,000
                                                   33,000       191,000        63,000       302,000
                                              -----------   -----------   -----------   -----------
  Net Income................................  $   439,000   $ 1,674,000   $   964,000   $ 2,676,000
                                              ===========   ===========   ===========   ===========
BASIC EARNINGS PER SHARE
Net Income..................................  $       .06   $       .24   $       .14   $       .38
                                              ===========   ===========   ===========   ===========
Weighted average shares outstanding.........    6,977,372     6,903,974     6,977,372     7,103,822

DILUTED EARNINGS PER SHARE
Net Income..................................  $       .06   $       .24   $       .14   $       .37
                                              ===========   ===========   ===========   ===========
Weighted average shares outstanding.........    7,030,920     6,985,447     7,037,795     7,161,809
                                              ===========   ===========   ===========   ===========

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1998            1999
                                                              ------------    -------------
                                                                               (UNAUDITED)
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 9,115,000      $10,170,000
  Accounts receivable, less allowance for doubtful accounts
     of $1,793,000 and $1,728,000 at December 31, 1998 and
     September 30, 1999, respectively.......................    7,606,000        8,253,000
  Inventories...............................................      578,000        1,006,000
  Prepaids and other........................................      551,000          616,000
                                                              -----------      -----------
          Total current assets..............................   17,850,000       20,045,000
Fixed assets, net...........................................   10,474,000       10,142,000
Intangible assets, net......................................    7,914,000        8,209,000
Notes receivable from affiliates, interest rate at 8%.......       85,000               --
Other assets................................................      564,000          678,000
                                                              -----------      -----------
          Total assets......................................  $36,887,000      $39,074,000
                                                              ===========      ===========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   993,000      $   975,000
  Accrued expenses and other current liabilities............    2,354,000        2,898,000
  Due to third parties......................................    4,249,000        6,180,000
  Current portion of capital lease obligations..............      685,000          699,000
                                                              -----------      -----------
          Total current liabilities.........................    8,281,000       10,752,000
Capital lease obligations, less current portion.............    1,519,000        1,000,000
Commitments
Shareholders' equity:
  Common stock, $.001 par value, 30,000,000 shares
     authorized, 7,422,966 shares -- 1998 and 6,819,566
     shares -- 1999, issued and outstanding.................        7,000            7,000
Additional paid-in capital..................................   32,645,000       32,679,000
Treasury stock (609,400 shares at cost).....................           --       (2,475,000)
Accumulated deficit.........................................   (5,565,000)      (2,889,000)
                                                              -----------      -----------
          Total shareholders' equity........................   27,087,000       27,322,000
                                                              -----------      -----------
          Total liabilities and shareholders' equity........  $36,887,000      $39,074,000
                                                              ===========      ===========

     Other Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith, files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission in Washington, D.C., and at the regional offices of the Commission located in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services. The Commission filings are also available at the Internet web site maintained by the Commission at "http://www.sec.gov".

     9. CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER. Parent is a Delaware corporation formed on September 24, 1996. Purchaser is a Florida corporation formed on December 20, 1999 by Parent for the purpose of acquiring the Company and has not conducted any activities since its formation. All of the outstanding common stock of Purchaser is owned by Parent.

     Parent owns and operates 32 dialysis clinics in five states. At September 30, 1999, Parent had consolidated assets of $123 million.

     The business address of each of Parent and Purchaser is c/o National Nephrology Associates, Inc., 511 Union Street, Suite 1800, Nashville Tennessee 37219. Schedule I to this Offer to Purchase contains information with respect to the executive officers and directors of Parent and Purchaser.

     Set forth below are the unaudited consolidated balance sheet of Parent and its subsidiaries at September 30, 1999, the unaudited consolidated balance sheet of the Company and its subsidiaries at September 30, 1999 and the unaudited pro forma consolidated balance sheet of Parent and its subsidiaries and the Company and its subsidiaries combined at September 30, 1999, adjusted to give effect to the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement (the "Transactions"). The unaudited consolidated balance sheet of the Company and its subsidiaries at September 30, 1999 has been taken from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999, filed with the Commission on November 12, 1999. The unaudited pro forma consolidated balance sheet reflecting the Transactions should be read in conjunction with the related notes below.

    NATIONAL NEPHROLOGY ASSOCIATES, INC. AND SUBSIDIARIES (AND RENEX CORP.)

         UNAUDITED CONSOLIDATED HISTORICAL AND PRO FORMA BALANCE SHEETS
                                 (IN THOUSANDS)
                               SEPTEMBER 30, 1999

                                           NATIONAL                                PRO FORMA       PRO FORMA AT
                                          NEPHROLOGY                              ADJUSTMENTS      SEPTEMBER 30,
                                       ASSOCIATES, INC.         RENEX CORP.        REFLECTING     1999 REFLECTING
                                      AND SUBSIDIARIES AT   AND SUBSIDIARIES AT       THE               THE
                                      SEPTEMBER 30, 1999    SEPTEMBER 30, 1999    TRANSACTIONS     TRANSACTIONS
                                      -------------------   -------------------   ------------    ---------------
ASSETS
Current:
     Cash and short-term
       investments..................       $  1,522               $10,170           $(10,170)(1)     $  1,522
     Accounts receivable............         19,588                 8,253                              27,841
     Inventories....................          1,861                 1,006                               2,867
     Prepaid expenses and other
       current assets...............          1,027                   616                               1,643
                                           --------               -------           --------         --------
          Total current assets......         23,998                20,045            (10,170)          33,873
  Net property, plant and equipment
     and capitalized leases.........         14,825                10,142                  0           24,967
  Other non-current assets:
     Net intangible assets..........         84,653                 8,887             58,623(2)       152,164
                                           --------               -------           --------         --------
          Total assets..............       $123,476               $39,074           $ 48,453         $211,003
                                           ========               =======           ========         ========

                                           NATIONAL                                PRO FORMA       PRO FORMA AT
                                          NEPHROLOGY                              ADJUSTMENTS      SEPTEMBER 30,
                                       ASSOCIATES, INC.         RENEX CORP.        REFLECTING     1999 REFLECTING
                                      AND SUBSIDIARIES AT   AND SUBSIDIARIES AT       THE               THE
                                      SEPTEMBER 30, 1999    SEPTEMBER 30, 1999    TRANSACTIONS     TRANSACTIONS
                                      -------------------   -------------------   ------------    ---------------
LIABILITIES
  Current:
     Accounts payable...............       $  6,529               $   975                            $  7,504
     Accrued liabilities............          3,562                 2,898                               7,159
     Taxes payable..................            300                     0                                 300
     Due to third party.............              0                 6,180                               6,180
                                           --------               -------           --------         --------
          Total current
            liabilities.............         10,391                10,053                  0           21,143
  Long-term debt....................         51,900                 1,699             43,301(3)        95,201
  Other liabilities.................            567                     0                  0            1,567
                                           --------               -------           --------         --------
          Total liabilities.........         62,857                11,752             43,301          117,910
  Common equity.....................         60,619                27,322              5,152(4)        93,039
                                           --------               -------           --------         --------
          Total equity..............         60,619                27,322              5,152           93,039
                                           --------               -------           --------         --------
          Total liabilities and
            equity..................       $123,476               $39,074           $ 48,453         $211,003
                                           ========               =======           ========         ========
  Book value per share..............       $   0.94               $  3.85                            $   1.05

---------------
Notes to Unaudited Pro Forma Balance Sheet at September 30, 1999

(1) Represents a reduction in cash associated with the payment of expenses related to the Transactions.

(2) Represents an increase in net intangibles resulting from the excess of the purchase price plus expenses related to the Transactions over net assets of the Company.

(3) Represents an increase in long-term debt incurred in order to finance the Transactions.

(4) Represents both a purchase accounting method adjustment and a portion of equity issued in order to finance the Transactions.

     Except as set forth in this Offer to Purchase, neither Parent nor Purchaser, nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, owns or has any right to acquire any Shares, and none of them has effected any transaction in the Shares during the past 60 days.

     Except as set forth in this Offer to Purchase, neither Parent nor Purchaser, nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, neither Parent nor Purchaser, nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission.

     Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between either Parent or Purchaser, or their respective subsidiaries, or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets.

     10. SOURCE AND AMOUNT OF FUNDS. The total amount of funds required by Parent and Purchaser to acquire all outstanding Shares (including Shares issuable upon exercise of options and warrants) pursuant to the Offer and the Merger, to make severance payments to certain employees of the Company and to pay related fees and expenses is estimated to be approximately $85 million. In addition, Parent will require approximately $55 million to repay amounts outstanding under its existing credit facility. Purchaser and Parent intend to finance such amounts with borrowings under a six-year senior term loan facility of $100 million (the "Tranche B Term Loan Facility"), approximately $10 million in cash on hand at the Company and the issuance of approximately $30 million in equity (the "Equity Financing") to J.W. Childs Equity Partners II, L.P. ("J.W. Childs") and Credit Agricole Indosuez ("Indosuez") or their affiliates and certain other investors.

     In addition, upon consummation of the Offer, Parent intends to enter into a loan agreement providing for a five-year senior term loan facility of $50 million (the "Delayed-Draw Term Loan Facility") and a five-year revolving credit facility providing for borrowings of up to $25 million (the "Revolving Credit Facility" and, together with the Tranche B Term Loan Facility and the Delayed-Draw Term Loan Facility, the "Credit Facilities"). The Delayed-Term Loan Facility will be available for the subsequent acquisition or construction of other dialysis clinics and the payment of related expenses and the Revolving Credit Facility will be available for general corporate purposes (other than acquisitions) of the Parent and its subsidiaries. The Credit Facilities will be secured by a lien on substantially all of the assets of Parent and its subsidiaries. The Credit Facilities are to be provided pursuant to a commitment letter dated December 27, 1999 (the "Commitment Letter") among Parent, Indosuez, Lehman Commercial Paper Inc. ("LCPI") and Lehman Brothers, Inc. ("Lehman" and together with Indosuez and LCPI, the "Lenders").

     The Credit Facilities will bear interest at the rate of specified margins over the applicable eurodollar rate or base rate. The applicable margin will be 3.75% per annum for borrowings under the Tranche B Term Loan Facility that are based on the eurodollar rate and 2.75% per annum for borrowings under the Tranche B Term Loan Facility that are based on the base rate. With respect to borrowings under the Delayed-Draw Term Loan Facility and the Revolving Credit Facility, the applicable margin will vary based on leverage of the Parent and its subsidiaries and be determined in accordance with a specified pricing grid, ranging between 2.75% and 3.25% for such loans that are based on the eurodollar rate and between 2.25% and 1.75% for such loans that are based on the base rate.

     The Offer is conditioned upon the availability of financing under the Credit Facilities (the "Financing Condition"). Although Parent and Purchaser expect that the Credit Facilities will be available to provide funds for the consummation of the Offer and the Merger in accordance with their respective terms, there can be no assurance that such funds will be available.

     The funding of the Credit Facilities is subject to customary closing conditions, including, among others, (i) the negotiation, execution and delivery on or before February 15, 2000, of definitive documentation with respect to the Credit Facilities satisfactory to the Lenders and their counsel, (ii) the receipt by Parent of the Equity Financing, (iii) the absence of any material adverse change in or affecting the business, results of operations, assets, liabilities, condition (financial or otherwise) or prospects of the Parent and its subsidiaries taken as a whole, or the Company and its subsidiaries, taken as a whole, (iv) the Lenders not becoming aware after the date of the Commitment Letter of any information or other matter affecting the Parent, the Company or the Offer and Merger which is inconsistent in a material and adverse manner with any such information disclosed to the Lenders as of the date of the Commitment Letter, (v) the Lenders shall be satisfied with the final terms and conditions of the Offer, including, without limitation, the price per Share and the number of Shares to be acquired, and the proposed terms and conditions of the Merger,
(vi) the Lenders shall be satisfied that no preferred stock purchase rights or other poison pills are applicable to the Offer or the Merger, (vii) the number of outstanding Shares shall not have increased by a material amount since the date of the Commitment Letter, (viii) the absence of a material disruption of or material adverse change in financial, banking or capital market conditions that, in the judgment of the Lenders, could materially impair the syndication of the Credit Facilities and (ix) the receipt of all necessary governmental and third party approvals in connection with the Credit Facilities and the consummation of the Offer and the Merger.

     In the event that (x) the Minimum Condition and all other conditions to the Offer are satisfied, other than the Financing Condition, (y) the failure of the Financing Condition to have been satisfied is due solely to the failure of certain conditions to the consummation of the Credit Facilities specified in the Merger

Agreement (the "Buyer's Risk Conditions") to have been satisfied, and (z) the Merger Agreement is terminated as a result of the Financing Condition not having been satisfied, then the Parent shall be obligated to pay the Company $2,000,000 as liquidated damages. Such payment will be the Company's sole and exclusive remedy for the failure of Parent and Purchaser to consummate the Offer as result of the failure of the Financing Condition to have been satisfied. The Buyer's Risk Conditions include, among other items, the conditions referred to in clauses (i)-(iv) in the preceding paragraph; provided, that, in the case of clause (iii), the failure of such condition shall constitute a Buyer's Risk Condition solely to the extent that the material adverse condition or material adverse change referred to therein is a material adverse condition or material adverse change in the Parent and its subsidiaries, taken a whole, and that, in the case of clause (iv), the failure of such condition shall constitute a Buyer's Risk Condition solely to the extent that the information or other matter referred to therein is information or other matters relating to the Parent.

     It is anticipated that the definitive agreements relating to the Credit Facilities will contain customary representations and warranties and certain covenants, including limitations on indebtedness, liens, restricted payments and similar matters, as well as certain mandatory prepayment obligations customary for transactions of this nature.

     The foregoing description of the terms and conditions of the Credit Facilities is qualified in its entirety by reference to the Commitment Letter, which has been filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 and is incorporated herein by reference.

     11. BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE COMPANY.

     During October, 1998, a representative of Parent contacted James Shea, President and Chief Executive Officer of the Company, and scheduled a meeting in New York for November 18, 1998 to discuss potential business opportunities for Parent and the Company. On November 18, 1998, Dr. Jerome Tannenbaum, Chief Executive Officer and Chairman of Parent, Dr. Jeffrey Hymes, director, President and Chief Medical Officer of Parent, Joseph Cashia, Executive Vice President and Chief Operating Officer of Parent, Kenneth Kencel, director of Parent and Managing Director of Indosuez Capital, a division of Indosuez, and Mr. Harrison met at the Palace Hotel in New York with Mr. Shea and Milton Wallace, Chairman of the Board of Directors of the Company. Mr. Shea presented a proposal for the sale of the Company to Parent at a price between $10.00 and $14.00 per share which the Board of Directors of the Company indicated it would consider. Based on public information available at the time of the meeting, the group was unable to determine if the purchase price proposed by the Company was fair and if the Parent would have sufficient financing to consummate a transaction in that price range.

     During the first week of January, 1999, Mr. Harrison and Mr. Shea conducted a series of telephone conversations regarding a potential transaction. In such discussions, Mr. Harrison and Mr. Shea determined that the Company's asking price was significantly greater than the price Parent was prepared to offer.

     During the last week of January, 1999, Dr. Tannenbaum had several telephone conversations with Mr. Wallace about a potential transaction between Parent and the Company, none of which were conclusive. On February 10, 1999, Dr. Tannenbaum met with Mr. Wallace in New York and further discussed the possibility of Parent acquiring the Company.

     At the end of March, 1999, Dr. Tannenbaum contacted Mr. Wallace and scheduled a meeting in Coral Gables. On April 7, 1999, Dr. Tannenbaum visited Mr. Wallace at his home in Coral Gables. They discussed the possibility of pursuing a friendly transaction between Parent and the Company.

     During the months of May and June, 1999, Dr. Tannenbaum had several telephone conversations with Mr. Wallace and generally discussed Parent's continued interest in the Company.

     On May 25, 1999, Dr. Tannenbaum, Mr. Kencel and Steven Segal, director of Parent and Senior Managing Director of J.W. Childs, met with Mr. Wallace and a representative from Vector Securities International, now a part of Prudential Securities Incorporated, at the offices of Indosuez in New York, in order to discuss the possibility of Parent acquiring the Company. Parent's representatives proposed a purchase price of $6.00 per share and that the directors and executive officers of the Company enter into shareholder

"lock-up" agreements with Parent in connection with any transaction. The Company declined to pursue a transaction at that price.

     On November 4, 1999, Dr. Tannenbaum telephoned Mr. Wallace to discuss Parent's continued interest in acquiring the Company. Mr. Wallace informed Dr. Tannenbaum that he would discuss Parent's interest in the Company at the Company's next scheduled Board meeting.

     On November 12, 1999, Dr. Tannenbaum telephoned Mr. Wallace to set up a meeting for the following week. On November 15, 1999, Dr. Tannenbaum and other directors of Parent met with Mr. Wallace and they jointly decided to pursue a transaction. At that meeting, Parent executed a confidentiality letter in favor of the Company.

     On November 16, 1999, Leif Murphy, Executive Vice President and Chief Financial Officer of Parent, Mr. Cashia and other representatives of Parent, as well as attorneys from Baker, Donelson, Bearman & Caldwell, counsel to Parent ("BDB&C"), traveled to Florida to visit the Company's executive offices and conduct due diligence.

     On November 17, 1999, Dr. Tannenbaum telephoned Mr. Wallace in order to set up a meeting at Parent's offices in Nashville, Tennessee, with the Board of Directors of Parent and representatives of Parent's Lenders.

     On November 18, 1999 Philip McSween, Esq. of BDB&C sent a letter to Orestes Lugo of the Company including Parent's formal request for due diligence materials with respect to the Company.

     On November 19, 1999, Parent delivered certain terms for discussion to Prudential Securities Incorporated, financial advisors to the Company ("Prudential") which contained a proposal to acquire all of the outstanding Shares for $10.00 per share. Such terms were subject to several conditions, including Parent's requirement to obtain financing for the Offer.

     On December 2, 1999, Edward Yun, director of Parent and Vice President of J.W. Childs, and Dr. Tannenbaum, Dr. Hymes and Messrs. Harrison, Murphy and Cashia of Parent, met with Messrs. Shea and Lugo of the Company and representatives of Lehman and Indosuez. During the course of that meeting, the representatives of the Company gave a formal presentation regarding the business and operations of the Company.

     On December 3, 1999, Kaye, Scholer, Fierman, Hays & Handler, LLP, counsel to Parent ("KSFH&H"), delivered a proposed agreement and plan of merger and shareholders "lock-up" agreement (the "Proposed Agreements") to Prudential and Wallace, Bauman, Fodiman & Shannon, P.A., counsel for the Company ("WBF&S"). On December 8, 1999, WBF&S sent its initial comments on the Proposed Agreements to KSFH&H.

     On December 9, 1999, Christopher Kelly, Esq. of BDB&C sent a supplemental letter to WBF&S detailing the Parent's request for due diligence materials.

     On December 11, 1999, a telephone conference call was held to discuss significant issues with respect to the proposed transaction. Representatives of J.W. Childs, Indosuez, Prudential, KSFH&H, WBF&S, Prudential and Skadden, Arps, Slate, Meagher & Flom (Illinois), counsel to Prudential ("Skadden") participated in the conference call.

     On December 13, 1999, Dr. Tannenbaum, and Messrs. Segal, Yun, Kencel, Murphy and Cashia on behalf of Parent met with Messrs. Wallace, Shea and Lugo of the Company, together with representatives from KSFH&H, WBF&S, BDB&C, Prudential and Skadden, at WBF&S's offices in Miami in order to discuss the Proposed Agreements.

     On December 14, 1999, and over the following several days, Dr. Tannenbaum and Messrs. Murphy and Cashia of Parent had several telephone conference calls with Messrs. Shea and Lugo of the Company and representatives from KSFH&H and WBF&S in order to discuss certain terms of the Proposed Agreements.

     On December 16, 1999, KSFH&H delivered revised versions of the Proposed Agreements to the Company and WBF&S.

     During the period from December 16, 1999 through December 27, 1999, the parties continued to negotiate terms of Proposed Agreements and Parent and its representatives completed its due diligence inquiry with respect to the Company. On December 21, 1999 the Company executed a confidentiality letter in favor of Parent.

     On December 27, 1999, Parent submitted final drafts of the Proposed Agreements to the Company. The Board of Directors of the Company, Parent and Purchasers each met to consider the Proposed Agreements and the transactions contemplated thereby. At such meetings, the Boards approved the Proposed Agreements and such transactions. Following such meetings, early in the morning of December 28, 1999, the Company, Parent and Purchaser executed the Merger Agreement, and concurrently with the execution of the Merger Agreement, the directors and certain executive officers of the Company entered into the Shareholders Agreement with Parent and Purchaser. The transaction was announced prior to the opening of Nasdaq on December 28, 1999.

     12. PURPOSE OF THE OFFER AND THE MERGER; SHORT FORM MERGER; PLANS FOR THE COMPANY; APPRAISAL RIGHTS; GOING PRIVATE TRANSACTIONS.

     Purpose of the Offer and the Merger; Possible Short Form Merger. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer, the Merger and the Merger Agreement is to enable Parent to acquire control of, and to own the entire equity interest in, the Company. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent. The Offer is intended to increase the likelihood that the Merger will be effected.

     The Board has unanimously approved the Merger and adopted the Merger Agreement. Depending upon the number of Shares purchased by Purchaser pursuant to the Offer, the Board may be required to submit the Merger Agreement to the Company's shareholders for approval at a shareholders' meeting convened for that purpose in accordance with the FBCA. If shareholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

     If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger Agreement at the shareholders' meeting without the affirmative vote of any other shareholder.

     If Purchaser acquires at least 80% of the Shares on a fully-diluted basis, the FBCA permits Purchaser to consummate the Merger without a shareholders' meeting and without the approval of, or prior notice to, the other Company shareholders (a "short form merger"). If Purchaser acquires at least 80% of the outstanding Shares on a fully-diluted basis, Purchaser anticipates that it will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition without a meeting of the Company's shareholders. If, however, after consummation of the Offer, Purchaser owns less than such number of Shares, a vote of the Company's shareholders will be required under the FBCA to approve the Merger, and a significantly longer period will be required to effect the Merger.

     After completion or termination of the Offer, Purchaser reserves the right, but has no current intention, to acquire or sell Shares in open market or negotiated transactions. There can be no assurance that Purchaser will acquire any additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired. As a consequence, unless the Minimum Condition is satisfied, no assurance can be given as to when the Merger will be consummated and, similarly, no assurance can be given as to when the Merger Consideration (as defined below in Section 13 under the caption "The Merger Agreements; Certain Other Agreements -- The Merger Agreement") will be paid to shareholders who do not tender their Shares in the Offer.

     Plans for the Company. The Merger Agreement provides that Purchaser will be merged with and into the Company following the Offer, and that the articles of incorporation and bylaws of Purchaser will be the articles of incorporation and bylaws of the Surviving Corporation following the Merger (except that the name of the Surviving Corporation will be changed to Renex Corp.).

     Pursuant to the Merger Agreement, the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, and the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

     Upon consummation of the Merger, it is the intention of Purchaser and Parent to cause the Company to file applications to withdraw the Shares from listing and trading on Nasdaq and to terminate the registration of the Shares under the Exchange Act. See Section 7.

     Except as otherwise described in this Offer to Purchase, Purchaser has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its Subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its Subsidiaries outside the ordinary course of business; (c) any change in the Board or management of the Company; (d) any material change in the present capitalization or the dividend policy of the Company; (e) any other material change in the Company's corporate structure or business; or (f) a class of the Company's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of any registered national securities association.

     Dissenters' Rights. Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded dissenters' rights for such Shares in accordance with the FBCA ("Dissenting Shares") shall be converted into the right to receive such consideration as may be determined to be due to holders of Dissenting Shares pursuant to the FBCA, unless and until such holder fails to perfect or withdraws or otherwise loses such holder's right to dissenters' rights. Notwithstanding the foregoing, if the Shares continue to be listed on Nasdaq as of the record date set for the shareholders of the Company to vote on the Merger or, if Purchaser and Parent own at least 80% of the outstanding Shares on a fully-diluted basis, at such time as the record date would have been set, the Company has represented to Parent and Purchaser that no dissenters' rights, appraisal rights or similar rights will apply to the transactions contemplated by the Merger Agreement. The Company has agreed not to take any action prior to consummation of the Offer to delist the Shares from Nasdaq. See
Section 7.

     Going Private Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of the Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Rule 13e-3 should not be applicable to the Merger if the Merger is consummated within one year after the expiration or termination of the Offer and the price paid in the Merger is not less than the per Share price paid pursuant to the Offer. However, in the event that Purchaser is deemed to have acquired control of the Company pursuant to the Offer and if the Merger is consummated more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby shareholders of the Company receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If Rule 13e-3 were applicable to the Merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the Merger or such alternative transaction and the consideration offered to the shareholders of the Company other than Purchaser, Parent and their affiliates in the Merger or such alternative transaction, be filed with the Commission and disclosed to shareholders prior to consummation of the Merger or such alternative transaction. If registration of the Shares under the Exchange Act were terminated, Rule 13e-3 would be inapplicable to any such transaction.

     13. MERGER AGREEMENT; CERTAIN OTHER AGREEMENTS. The following are summaries of the material terms of the Merger Agreement, a shareholders agreement between Parent, Purchaser and certain shareholders of the Company dated as of December 28, 1999 (the "Shareholders Agreement"), a confidentiality letter by Parent in favor of the Company dated November 15, 1999 (the "Company Confidentiality Letter") and a confidentiality letter by the Company in favor of Parent dated December 21, 1999 (the "Parent Confidentiality Letter"). These summaries are not complete descriptions of the agreements and are qualified in their entirety by reference to the complete text of the agreements, a copy of each of which is filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 filed jointly with the Commission by Parent and Purchaser, and is incorporated by reference herein. Capitalized terms not otherwise defined in this Offer to Purchase have the meanings set forth in the Merger Agreement.

  The Merger Agreement

     The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions to the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that Parent and Purchaser expressly reserve the right, in their sole discretion, to waive any of the conditions to the Offer (other than the Minimum Condition) and to make any change in the terms and conditions of the Offer, provided that no change may be made to the Minimum Condition or which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to those conditions set forth in Section 15 or which otherwise materially and adversely affects the Company or the holders of Shares.

     The Merger. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions set forth therein, at the Effective Time, Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation as a direct subsidiary of Parent.

     The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (i) if required by the FBCA, the Merger Agreement shall have been approved and adopted by the shareholders of the Company in accordance with the FBCA; (ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; (iii) no provision of any applicable law or regulation and no judgment, injunction, statute, rule, regulation, stay, order or decree enacted, entered, issued, promulgated or enforced by any court or governmental authority shall prohibit or restrict the consummation of the Merger; (iv) Parent and/or Purchaser shall have purchased at least a majority of the Shares outstanding on a fully-diluted basis pursuant to, and in accordance with, the Offer; and (v) all actions by or in respect of or filings with any governmental authority required to permit the consummation of the Merger shall have been obtained.

     The obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following further conditions: (i) the Company shall have performed in all material respects all obligations required under the Merger Agreement to be performed by it at or prior to the Effective Time; and
(ii) Parent and Purchaser shall have received all documents they may reasonably request relating to the existence of the Company and its Subsidiaries and the authority of the Company for the Merger Agreement, all in form and substance reasonably satisfactory to Parent and Purchaser.

     At the Effective Time of the Merger, (i) each issued and outstanding Share (other than Shares referred to in clause (ii) below or Shares for which dissenters' rights have been perfected) shall be converted into the right to receive $10 in cash or any higher price paid for each Share in the Offer, without interest (the "Merger Consideration"), (ii) each Share held by the Company or any subsidiary of the Company or owned by Parent, Purchaser or any subsidiary of Parent or Purchaser immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto and (iii) each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of common stock of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that effective upon the deposit by Purchaser with the Depositary of payment for all Shares validly tendered and not withdrawn pursuant to the Offer (including payment for all options and warrants in accordance with the Merger Agreement) and payment of severance to certain executive officers and directors of the Company, Purchaser shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board, subject to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, equal to the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this sentence) and (ii) the percentage that the number of Shares owned by Parent and Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause Purchaser's designees to be elected or appointed to the Board. The Company has agreed to use its best efforts to cause individuals designated by Purchaser to constitute the same percentage as such individuals represent on the Board of (A) each committee of the Board (other than any committee of the Board established to take action under the Merger Agreement), (B) each board of directors of each subsidiary of the Company and (C) each committee of each such board. Notwithstanding the foregoing, until such time as Purchaser's designees are elected or appointed to the Board, the Company shall use its reasonable efforts to ensure that at least two of the members of the Board and such boards and committees as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and such boards and committees.

     Following the election or appointment of Purchaser's designees to the Board and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Purchaser shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director or the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment to the Merger Agreement requiring action by the Board and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

     Shareholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by the FBCA in order to consummate the Merger, cause a meeting of its shareholders to be duly called and held as soon as reasonably practicable after (and with a record date after) the purchase of Shares pursuant to the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. The Merger Agreement provides that the Company will, in connection with such meeting, promptly file with the Commission, will use its best efforts to have cleared by the Commission, and will mail to shareholders, a proxy statement in connection with a meeting of the Company's shareholders to vote upon the Merger Agreement and the transactions contemplated thereby. The proxy statement shall include the recommendation of the Board that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and are fair to, and in the best interests of, the shareholders of the Company, provided, that following receipt of an unsolicited bona fide written Superior Proposal (as defined below under the caption "Other Offers"), the Board may withdraw or modify its recommendation, but only to the extent that the Board shall have concluded in good faith on the basis of advice from outside counsel that such action is required in order to comply with its fiduciary duties to the shareholders of the Company. If Purchaser acquires at least a majority of the Shares, it will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

     Notwithstanding the foregoing, the Merger Agreement provides that in the event that Purchaser acquires at least 80% of the Shares on a fully-diluted basis, pursuant to the Offer or otherwise, the Company agrees, at the request of Parent and Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition and the satisfaction or waiver of the conditions to the Merger, without a meeting of the shareholders of the Company.

     Dissenters' Rights. Notwithstanding any contrary provision of the Merger Agreement, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded dissenters' rights for such Shares in accordance with the FBCA ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, but such Dissenting Shares shall be converted into the right to receive such consideration as may be determined to be due to holders of Dissenting Shares pursuant to the FBCA, unless and until such holder fails to perfect or withdraws or otherwise loses such holder's right to dissenters' rights. If after the Effective Time such holder fails to perfect or withdraws or loses his right to dissenters' rights, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Notwithstanding the foregoing, if the Shares continue to be listed on Nasdaq as of the record date set for the shareholders of the Company to vote on the Merger or, if Purchaser and Parent own at least 80% of the outstanding Shares on a fully-diluted basis, at such time as the record date would have been set, the Company has represented to Parent and Purchaser that no dissenters' rights, appraisal rights or similar rights will apply to the transactions contemplated by the Merger Agreement. The Company has agreed not to take any action prior to consummation of the Offer to delist the Shares from Nasdaq.

     Options. Each option to purchase Shares outstanding immediately prior to the Effective Time (collectively, "Options") shall, at or immediately prior to the Effective Time, be canceled and shall cease to exist, and each holder of any such Option, whether or not then vested or exercisable, shall be paid by the Company promptly after the Effective Time for each such Option an amount, subject to applicable withholding, determined by multiplying (i) the excess, if any, of the Merger Consideration per Share over the applicable exercise price of such Option as in effect immediately prior to the Effective Time by (ii) the number of Shares such holder could have purchased (assuming full vesting of all Options) had such holder exercised such Option in full immediately prior to the Effective Time.

     Warrants. Each outstanding warrant to purchase Shares (collectively, "Warrants") shall, from and after the Effective Time, be canceled by virtue of the consummation of the Merger and shall cease to exist, and each such Warrant shall be converted into the right to receive from the Company an amount, subject to applicable withholding, determined by multiplying (i) the excess, if any, of the Merger Consideration per Share over the applicable exercise price of such Warrant as in effect immediately prior to the Effective Time by (ii) the number of Shares such holder could have purchased had such holder exercised such Warrant in full immediately prior to the Effective Time.

     Severance. In the Merger Agreement, the Company has agreed that simultaneously with the deposit by Purchaser with the Depositary of payment for all Shares, options and warrants, the Company will deposit with the Exchange Agent funds sufficient to pay (or pay directly to the intended recipients thereof) certain severance payments to which executive officers and directors of the Company shall become entitled pursuant to their employment agreements upon consummation of the Offer (to the extent such payments are due and payable immediately after giving effect to waivers of notice referred to in clause (ii) below upon a Change in Control as defined in such employment agreements). The payment of severance is conditioned upon each such executive officer or director
(i) confirming in writing to Parent and Purchaser (in a form reasonably satisfactory to Parent and Purchaser that termination of such executive officer or director upon consummation of the Offer (whether by resignation or by notice of termination by the Company) shall constitute termination by the Company (and not by such executive officer or director) for purposes of any non-competition, non-solicitation or other restrictive covenants set forth in such executive officer's or director's employment agreement with the Company and that such covenants shall apply to such executive officer or director in accordance with the terms thereof from and after such termination, (ii) waive any requirement under such employment agreement or otherwise that notice be given prior to such termination by the Company and (iii) execute a general release in favor of the Company and its affiliates releasing the Company and its affiliates from any and all claims against them other than (A) claims for benefits and other rights to which such executive officer or director would be entitled under his employment agreement with the Company, (B) claims relating to payment in accordance with the Merger Agreement of options, warrants or Shares beneficially owned by such executive officer or director and (C) director and other indemnification claims. From and after consummation of the Offer, Parent will cause the Company and the Surviving Corporation to pay as and when due for all other benefits to which such executive officers or directors are entitled in accordance with the terms of their employment agreements, subject to the continued compliance by such executive officers and directors with the provisions of such employment agreements.

     Conduct of Business Pending the Merger. In the Merger Agreement, the Company has agreed that, except as expressly required by the Merger Agreement or with the prior consent of Parent, from the date of the Merger Agreement until the Effective Time, the Company and its Subsidiaries will conduct their business in the ordinary course consistent with past practice and will use their best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date of the Merger Agreement until the

Effective Time, without the prior written consent of Parent, the Company has agreed that it will not, and will cause its Subsidiaries not to:

          (a) adopt or propose any change in its articles of incorporation or bylaws;

          (b) except pursuant to existing agreements or arrangements disclosed to Parent and Purchaser in the schedules to the Merger Agreement:

             (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof;

             (ii) sell, lease or otherwise dispose of a Subsidiary or assets or securities, in one transaction or a series of related transactions, with a book value in excess of $50,000 individually or $100,000 in the aggregate;

             (iii) make any investment, whether by purchase of stock or securities, contributions to capital or any property transfer, other than investments which mature in less than 30 days and are rated no lower than A2/P2;

             (iv) purchase for an amount in excess of $25,000 in the aggregate, any property or assets of any other individual or entity other than supplies or inventory purchased in the ordinary course consistent with past practice;

             (v) waive, release, grant or transfer any rights of value material to the Company and the Subsidiaries taken as a whole;

             (vi) modify or change in any material respect (A) any existing license, lease, contract or other document material to the Company and the Subsidiaries, taken as a whole or (B) any existing contract or other document with any laboratory, physician, physician group, hospital or other healthcare provider;

             (vii) incur, assume or prepay an amount of long-term or short-term debt, including obligations in respect of capital leases;

             (viii) assume, guarantee, endorse (other than endorsements of negotiable instruments in the ordinary course of business) or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than any Subsidiary);

             (ix) make any loans or advances to any other person or persons (other than any Subsidiary) in excess of $25,000 in the aggregate; or

             (x) excluding capital expenditures associated with dialysis facilities under development, make or commit to make any capital expenditures which, individually, is in excess of $10,000 or, in the aggregate (including any and all capital expenditures made from and after November 30, 1999), are in excess of $200,000; or

          (c) (i) split, combine or reclassify any shares of its capital stock,
     (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than cash dividends and distributions by a wholly-owned subsidiary of the Company to the Company or to another wholly-owned subsidiary of the Company, (iii) issue, sell, deliver, grant, pledge or encumber any shares of its capital stock or securities convertible into or exchangeable or exercisable for, any shares of its capital stock or the capital stock of any of its Subsidiaries (other than the issuance of Shares upon the exercise of issued and outstanding Options or Warrants), (iv) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its Subsidiaries, or (v) amend any term of any outstanding security of the Company or any of its Subsidiaries;

          (d) adopt or amend any benefit plan or any similar plan or arrangement for the benefit and welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Benefit Plan or other existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, phantom stock rights or any similar rights, the removal of existing restrictions in any benefit plans or agreements or the acceleration of the vesting or exercisability of any options to acquire capital stock of the Company or any of its Subsidiaries);

          (e) except as set forth in a Schedule to the Merger Agreement, revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory in any material manner or writing off of notes or accounts receivable in any material manner;

          (f) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred since the most recent date thereof pursuant to an agreement or transaction described in the Merger Agreement (including the schedules hereto) or incurred in the ordinary course of business, consistent with past practices;

          (g) make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment, surrender any right to claim a tax refund, consent to the extension or waiver of the limitations period applicable to any tax claim or assessment, surrender any right to claim a tax refund, or take or omit to take any other action if such action or omission would have the effect of materially increasing the tax liability of the Company or any of its Subsidiaries;

          (h) take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures other than any change in accounting policies (that is not material to the Company and its Subsidiaries taken as a whole) that is required by regulations of the Commission;

          (i) sell, transfer, mortgage, pledge, grant any security interest in, or permit the imposition of any lien on, any asset or property of the Company or any Subsidiary with a book value in excess of $50,000 individually or $100,000 in the aggregate, including, without limitation, any real property owned by the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice;

          (j) fail to maintain all insurance policies of the Company and its Subsidiaries in full force and effect or fail to renew or replace with equivalent coverage any such insurance policy which has expired;

          (k) fail to operate, maintain, repair or otherwise preserve the real property leased by the Company and its Subsidiaries substantially in accordance with current practice and within the capital expenditure budget of the Company previously disclosed to Parent and Purchaser;

          (l) fail to comply with all applicable filing, payment and withholding obligations under all applicable federal, state, local and foreign tax laws or settle or compromise any material income tax liability;

          (m) agree or commit to do any of the foregoing; or

          (n) take or agree or commit to take any action that would make any representation and warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time.

     Other Offers. The Merger Agreement provides that neither the Company nor any of its Subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants or other representatives or advisors (collectively, "Representatives") to (i) directly or indirectly solicit, initiate or take any action designed to facilitate the submission of inquiries, proposals or offers which constitute or would reasonably be expected to lead to (A) any acquisition or purchase of 10% or more of the consolidated assets of the Company and its Subsidiaries or any equity securities of the Company or any of its Subsidiaries, (B) any tender offer (including a self tender offer) or exchange offer other than the Offer, that if consummated would result in any third party beneficially owning any equity securities of the Company or any of its Subsidiaries, (C) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by the Merger Agreement, or (D) any other transaction the consummation of which would reasonably be expected to interfere with in a material way, prevent or materially delay the Offer or the Merger or which would reasonably be expected to materially dilute the benefits to Parent and Purchaser of the transactions contemplated hereby (collectively, "Acquisition Proposals"), (ii) agree to, endorse or recommend to its shareholders any Acquisition Proposal, (iii) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any third party any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any third party (other than Parent and Purchaser) to do or seek any of the foregoing, or (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries; provided, however, that the foregoing shall not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from (W) furnishing information concerning the Company and its businesses, properties or assets to a third party who has made an unsolicited bona fide written Superior Proposal (as defined below), pursuant to an appropriate confidentiality letter (which letter shall not be less favorable to the Company than the Company Confidentiality Letter), (X) engaging in discussions or negotiations with such a third party who has made an unsolicited bona fide written Superior Proposal, (Y) following receipt of an unsolicited bona fide written Superior Proposal, taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its shareholders and/or (Z) following receipt of an unsolicited bona fide written Superior Proposal, failing to make or withdrawing or modifying its recommendation to the shareholders that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and are fair to, and in the best interests of, the shareholders of the Company, but in each case referred to in the foregoing clauses (W) through (Z) only to the extent that the Board shall have concluded in good faith on the basis of advice from outside counsel that such action by the Board is required in order to comply with the fiduciary duties of the Board to the shareholders of the Company under applicable law; provided, further, that
(1) the Board and the Company shall not take any of the foregoing actions referred to in clauses (W) through (Y) until after reasonable notice has been given to Parent and Purchaser with respect to such action, (2) the Board and the Company shall not take any of the actions referred to in clause (Z) unless (i) a Superior Proposal has been made and has not been withdrawn, (ii) the Company provides Parent and Purchaser with at least 48 hours prior notice of any meeting of the Board at which such Board is expected to consider such Superior Proposal, and (iii) the Board does not withdraw, amend or modify its unanimous recommendation in favor of the Offer or the Merger for at least 72 hours after the Company provides Parent and Purchaser with the name of the person making such Superior Proposal and a copy of such Superior Proposal and (3) the Board shall continue to advise Parent and Purchaser as to the status of any negotiations or discussions relating to any Acquisition Proposal after taking such action. The term "Superior Proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to a tender or an exchange offer for not less than a majority of the shares of capital stock of the Company, a merger or the acquisition of all or substantially all of the Company's assets that, in any case, the Board determines in its good faith judgment (based on the advice of its financial advisor) to be more favorable (including with respect to price) to the holders of Shares than the Merger; provided, however, that any such proposal shall not be deemed to be a "Superior Proposal" unless any financing required to consummate the transactions contemplated by such proposal is either
(i) in the possession of such third party at the time such proposal is made, or
(ii) committed on terms no less favorable than those set forth in the Commitment Letter.

     Board of Directors; Officers. The Merger Agreement provides that, promptly upon the acceptance for payment by Purchaser of any Shares, Purchaser shall be entitled to designate members of the Board, as further described above under the caption "The Company's Board of Directors." After the time that Purchaser's designees are elected to the Board and until the Effective Time, any amendment or termination of the Merger Agreement and any exercise or waiver of the Company's rights under the Merger Agreement shall also require the approval of a majority of the Continuing Directors.

     Under the Merger Agreement, the directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser at the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

     Access to Information. From the date of the Merger Agreement until the Effective Time, the Company will give Parent, Purchaser, their counsel, financial advisors, accountants, auditors and other authorized representatives full access to the offices, dialysis clinics, properties, books and records of the Company and its Subsidiaries, will furnish to Parent, Purchaser, their counsel, financial advisors, accountants, auditors and other authorized representatives such financial, tax and operating data and other information as such persons may reasonably request and will instruct the Company's employees, counsel and financial advisors to cooperate with Parent and Purchaser in their investigation of the business of the Company and its Subsidiaries including, without limitation, in connection with Parent's and Purchaser's obtaining title reports, surveys, environmental reports and similar reports or studies with respect to properties owned or leased by the Company and its Subsidiaries, and will exercise all reasonable efforts to obtain from landlords such estoppel certificates as Parent and Purchaser may request; provided, however, that no such investigation shall affect any representation or warranty given by the Company to Parent or Purchaser under the Merger Agreement.

     Director and Officer Indemnification. For six years after the Effective Time, Parent will cause the Surviving Corporation to (i) indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time (including, without limitation, matters related to the transactions contemplated by the Merger Agreement), (ii) advance expenses in respect of such indemnification and (iii) retain limitations on personal liability of directors for monetary damages, in each case, to the fullest extent provided under the Company's articles of incorporation and bylaws in effect on the date hereof; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For six years after the Effective Time, Parent will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to and including the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that in satisfying its obligation under this Section, Parent shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the amount per annum the Company paid in its last full fiscal year (the "Maximum Premium"), which amount has been disclosed to Parent; provided that if the premium exceeds the Maximum Premium, the officers and directors covered by such insurance policy shall have the opportunity, upon 30 days notice from the Surviving Corporation prior to renewal of any such policy, to pay the difference between the Maximum Premium and the actual premium.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties with respect to the Company, including, without limitation, (i) the Company's organization, authority and capitalization, (ii) that the Board has approved the Merger Agreement and the transactions contemplated thereby, (iii) noncontravention, (iv) Subsidiaries, (v) material liabilities, (vi) compliance with laws, (vii) finder's fees, (viii) the inapplicability of certain restrictions, (ix) insider interests, (x) required consents, approvals and governmental filings, (xi) the accuracy of the Company's documents and reports filed with the Commission, the Company's financial statements and information provided to Parent and Purchaser, (xii) the absence of certain changes, (xiii) the absence of certain litigation, (xiv) the Company's employee benefit plans and other employment matters, (xv) title to property, (xvi) tax matters, (xvii) environmental matters, (xviii) intellectual property matters, (xix) insurance matters, (xx) business relationships and restrictive agreements, (xxi) material contracts and (xxii) Year 2000 compliance. The Merger Agreement also includes representations and warranties with respect to (i) cash and cash equivalents, (ii) indebtedness and capitalized lease obligations, (iii) due to third party obligations, (iv) fees and expenses and (v) amending the Company's rights agreement.

     In the Merger Agreement, Parent and Purchaser have made customary representations and warranties, including, without limitation, relating to (i) their respective corporate organization, (ii) their authority to execute, deliver and perform the Merger Agreement, (iii) required consents, approvals and governmental filings, (iv) accuracy of information provided to the Company and of documents filed with the Commission in connection with the Offer, (v) absence of certain litigation, (vi) financing, (vii) ownership of shares and (viii) non-contravention.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the shareholders of the Company):

          (i) by mutual written consent of the Company and Parent;

          (ii) by either the Company or Parent, if (A) the Offer has not been consummated by the date that is 90 days after the commencement of the Offer, (B) Parent terminates the Offer in accordance with its terms without purchasing any Shares pursuant to the Offer or (C) there shall be any law or regulation of any governmental authority that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; provided that the right to terminate the Merger Agreement pursuant to this Section shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in such failure to consummate the Offer or the Merger, as the case may be;

          (iii) by Parent, if the Board shall have (A) withdrawn or materially modified its recommendation on Schedule 14D-9 or its recommendation to the shareholders that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the shareholders of the Company, in a manner adverse to Parent, (B) failed to make or reconfirm either of such recommendations within two business days after a written request to do so from Parent, (C) approved or recommended any Superior Proposal or (D) shall have resolved to do any of the foregoing; or

          (iv) by the Company, if the Board shall have withdrawn or materially modified its recommendation on Schedule 14D-9 or its recommendation to the shareholders that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the shareholders of the Company, if there exists at such time a written Acquisition Proposal that constitutes a Superior Proposal, provided that the right to terminate the Merger Agreement pursuant to this Section shall not be available to the Company if it has breached in any material respect any of its covenants and agreements set forth in the Merger Agreement.

     In the event of the termination of the Merger Agreement, the Merger Agreement shall, except as set forth therein, become void and have no effect, without any liability on the part of any party thereto, except that termination of the Merger Agreement shall be without prejudice to any rights any party may have thereunder against any other party for wilful breach of the Merger Agreement.

     Termination Fee. If a Payment Event (as defined below) occurs, the Company shall pay to Parent concurrently with such Payment Event a fee of $2,000,000. "Payment Event" means (A) the termination of the Merger Agreement by Parent pursuant to Section (iii) under the caption "Termination" above, (B) the termination of the Merger Agreement by the Company pursuant to Section (iv) under the caption "Termination" above; (C) the termination of the Merger Agreement by Parent pursuant to Section (ii) under the caption "Termination" above as a result of a material breach by the Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement; or (D) the occurrence of any of the following events within 12 months of the termination of the Merger Agreement pursuant to Section (ii) under the caption "Termination" above, whereby shareholders of the Company receive, pursuant to such event, cash, securities or other consideration having an aggregate value, when taken together with the value of any securities of the Company or its Subsidiaries otherwise held by the shareholders of the Company after such event, in excess of $10 per Share: the Company is acquired by merger or otherwise by a third party; a third party acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; a third party acquires more than 50% of the outstanding Shares; or the Company adopts a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Shares or an extraordinary dividend relating to more than 50% of the outstanding Shares or 50% of the assets of the Company and its Subsidiaries, taken as a whole.

     Liquidated Damages. In the event that (i) the Minimum Condition and all other conditions to the Offer set forth below under the caption "Conditions to the Offer" are satisfied, other than the condition set forth in paragraph (ix) under the caption "Conditions to the Offer" providing that the Lenders shall have provided the Required Amounts (as defined in Section 15 below) in accordance with the Commitment Letter, (ii) the failure of the lenders to provide the Required Amounts is due solely to the failure of one or more of the Buyer's Risk Conditions (as defined below) to be satisfied in accordance with the terms thereof set forth in the Commitment Letter and (iii) the Merger Agreement is terminated pursuant to Section (ii)(A) or (ii)(B) under the caption "Termination" above by Parent or the Company prior to consummation of the Offer as a result of such condition in paragraph (ix) under the caption "Conditions to the Offer" not having been satisfied, then, Parent shall pay to the Company $2,000,000, as liquidated damages (the "Liquidated Damages") promptly upon such termination of the Merger Agreement. In such event, payment of the Liquidated Damages shall be the Company's sole and exclusive remedy and the Company shall have no other remedy under the Merger Agreement or otherwise, whether for breach of contract, in tort or otherwise resulting or arising from the Merger Agreement or the transactions contemplated hereby. See Section 10, Source and Amount of Funds, for a description of Buyer's Risk Conditions.

     Amendments. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Purchaser or, in the case of a waiver, by the party against whom the waiver is to be effective, provided that after the adoption of the Merger Agreement by the shareholders of the Company, no such amendment or waiver shall, without the further approval of such shareholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the articles of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

     Conditions to the Offer. The Merger Agreement provides for the Minimum Condition and the other conditions to the Offer set forth in Section 15 of this Offer to Purchase.

  The Shareholders Agreement

     In connection with the Merger Agreement, Purchaser and Parent have entered into the Shareholders Agreement with the executive officers and directors of the Company pursuant to which each such director and executive officer has, among other things, (a) agreed to tender (and not withdraw unless the Merger Agreement is terminated in accordance with its terms) all Shares and all Shares issuable upon exercise of any Options or Warrants held by it ("Subject Shares") into the Offer, (b) granted to Purchaser an irrevocable option (the "Purchase Option") to purchase such Shareholder's Subject Shares at a price per Share equal to the Merger Consideration which Purchase Option may be exercised in whole but not in part at any time on or prior to the 30th day after termination of the Merger Agreement; provided, that, in the event that the Merger Agreement is terminated by Parent or the Company pursuant to Section (ii), (iii) or (iv) above under the caption "Termination" at any time after the Company has received an Acquisition Proposal from a third party (a "Competing Proposal"), the Purchase Option shall remain exercisable until such Competing Proposal shall have been withdrawn or any agreement with such third party with respect to such Competing Proposal shall have been terminated, (c) agreed to cause the Subject Shares to be voted in favor of the Merger during the term of the Merger Agreement and against any Acquisition Proposal during the term of the Shareholders Agreement, and (d) has irrevocably appointed Parent and any nominee thereof, its proxy, during the term of the Shareholders Agreement, to take such voting actions.

     If, after purchasing the Subject Shares pursuant to the Purchase Option, Purchaser has not acquired the remaining outstanding shares of Common Stock and Purchaser receives any cash or noncash consideration in respect of the Subject Shares in connection with a Third Party Business Combination (as defined below) during the period commencing on the date on which the Company purchases any Subject Shares pursuant to Option and ending on the first anniversary thereof, Purchaser shall promptly pay over to the Shareholders (pro rata, based on their holdings of Shares), as an addition to the Merger Consideration, one-half of the excess, if any, of (i) such consideration over (ii) the aggregate Merger Consideration paid for the Subject Shares which are sold by Purchaser pursuant to the Shareholders Agreement. The term "Third Party Business Combination" means the occurrence of any of the following events: (A) the Company, or more than 50% of the outstanding shares of the Company's capital stock, is acquired by merger or otherwise by any Third Party; or (B) a Third Party acquires all or substantially all of the total assets of the Company and its subsidiaries, taken as a whole; provided, however, that in no event will any transaction in which shares of the Company's capital stock or any of its assets are sold or transferred directly or indirectly in connection with or as a part of a sale or other transaction involving sale, merger or other similar transaction of Parent or any of its material assets or business constitute a Third Party Business Combination, and in no event will a sale of any division, line of business or similar unit of the Company and its subsidiaries constitute a Third Party Business Combination.

     In the event that the Company enters into a definitive agreement with a third party with respect to a Third Party Business Combination (i) intended to qualify as a "pooling of interests" for accounting purposes and (ii) pursuant to which holders of Common Stock would be entitled to receive at least $13 per share of Common Stock (a "Qualifying Third Party Business Combination"), then, Purchaser agrees that, prior to termination of the definitive agreement with respect to such Qualifying Third Party Business Combination, it shall not exercise the Purchase Option to the extent that the exercise of the Purchase Option by Purchaser would prevent such Qualifying Third Party Business Combination from qualifying as a "pooling of interests" for accounting purposes (or take any other action the sole purpose of which is to prevent consummation of such a "pooling of interests" transaction); provided, however, that each Shareholder that receives any cash or noncash consideration in respect of such Shareholder's Subject Shares in connection with a Qualifying Third Party Business Combination shall promptly pay over to Purchaser one-half of the excess of such consideration over the Merger Consideration.

     The Shareholders Agreement also prohibits each Shareholder from soliciting additional Acquisition Proposals from third parties on behalf of the Company from engaging in any discussions with third parties regarding any Acquisition Proposal.

     The Shareholders Agreement and all rights and obligations of the parties thereunder terminate immediately upon the earlier of (i) the date on which the Purchase Option is no longer exercisable or (ii) the Effective Time.

  The Company Confidentiality Letter

     On November 15, 1999, Parent executed a confidentiality letter in favor of the Company (the "Company Confidentiality Letter"). Pursuant to the Company Confidentiality Letter, Parent has agreed, among other things, to keep confidential certain nonpublic confidential or proprietary information of the Company furnished to Parent and its representatives by or on behalf of the Company, including notes, analyses, compilations, studies, interpretations or other documents prepared by Parent and its representatives which contain, reflect or are based upon such information ("Company Evaluation Material"), and to use the Company Evaluation Material solely for the purpose of evaluating a possible transaction with the Company. Parent has further agreed to maintain the confidentiality of any discussions or negotiations with the Company and, upon request, to redeliver or destroy all the Company Evaluation Material. Parent also agreed that, without the prior written consent of the Company, Parent will not directly or indirectly enter into any agreement, arrangement or understanding or any discussions which might lead to an agreement, arrangement or understanding, with any other person regarding a possible transaction involving the Company for a period of three years from the date of the Company Confidentiality Letter. The Company Confidentiality Letter further provides that, for a period of three years from the date of the Company Confidentiality Letter, without the prior written consent of the Board, neither Parent nor any of its affiliates or representatives, acting alone or as a part of a group, may acquire or offer to agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities (or beneficial ownership thereof) of the Company, or otherwise seek to influence or control, in any manner whatsoever, the management or policies of the Company. For a period of two years from the date of the Company Confidentiality Letter, neither Parent nor any of its affiliates will solicit to employ any of the current officers or employees or independent contractors (including medical directors) of the Company so long as they are employed by the Company, without obtaining the prior written consent of the Company.

  The Parent Confidentiality Letter

     On December 21, 1999, the Company executed a confidentiality letter in favor of Parent (the "Parent Confidentiality Letter"). Pursuant to the Parent Confidentiality Letter, the Company has agreed, among other things, to keep confidential certain nonpublic confidential information of Parent ("Parent Evaluation Material") furnished to the Company and its representatives by or on behalf of Parent, and to use the Parent Evaluation Material solely for the purpose of evaluating a possible transaction with Parent. The Company has further agreed to maintain the confidentiality of any discussions or negotiations with Parent and, upon request, to redeliver all of the Parent Evaluation Material.

     14. DIVIDENDS AND DISTRIBUTIONS. The Merger Agreement provides that from the date of the Merger Agreement through the Effective Time, the Company will not and will not permit any of its Subsidiaries to (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than cash dividends and distributions by a wholly-owned Subsidiary of the Company to the Company or to another wholly-owned Subsidiary, (iii) issue, sell, deliver, grant, pledge or encumber any shares of its capital stock or securities convertible into or exchangeable or exercisable for, any shares of its capital stock or the capital stock of any of the Subsidiaries (other than the issuance of Shares upon the exercise of Options or Warrants), (iv) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of the Subsidiaries, or (v) amend any term of any outstanding security of the Company or any Subsidiary.

     15. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Merger Agreement or the Offer, Purchaser shall not be required to accept for payment, purchase or pay for any Shares tendered pursuant to the Offer, may postpone the acceptance for payment of and payment for any tendered Shares, and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, if

     (a) the Minimum Condition is not satisfied;

     (b) any waiting periods applicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement pursuant to the HSR Act shall not have expired or been terminated;

     (c) on or after the date of the Merger Agreement and prior to or at the time of acceptance for payment of any such Shares in the Offer (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following conditions shall exist (each of paragraphs (i) through (ix) providing a separate and independent condition to Parent's and Purchaser's obligations pursuant to the Offer):

          (i) there shall be instituted or pending any action or proceeding by any Governmental Authority or by any other person, domestic or foreign, before any court or Governmental Authority (A) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or the consummation by the Company, Parent or Purchaser of the Merger, or seeking to obtain material damages or imposing any material adverse conditions in connection therewith, (B) seeking to restrain or prohibit the Company's, Parent's or Purchaser's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, or of Parent and its subsidiaries, including, without limitation, Purchaser, taken as a whole, or to compel the Company, Parent or any of their subsidiaries or affiliates, including, without limitation, Purchaser, to dispose of or hold separate all or any material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, or of Parent and its subsidiaries, including, without limitation, Purchaser, taken as a whole, (C) seeking to impose or confer limitations on the ability of Parent or any of its subsidiaries or affiliates, including, without limitation, Purchaser, effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its subsidiaries or affiliates, including, without limitation, Purchaser, on all matters properly presented to the Company's shareholders,
     (D) seeking to require divestiture by Parent or any of its subsidiaries or affiliates, including, without limitation, Purchaser, of any Shares, or (E) that otherwise would reasonably be expected to materially adversely affect the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company and the Subsidiaries, or Parent and its subsidiaries, including, without limitation, Purchaser, in each case taken as a whole; or

          (ii) there shall be any action taken, or any statute, rule, regulation, judgment, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court or Governmental Authority other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that is likely, directly or indirectly, to result in any of the consequences referred to in clauses (A) through (E) of paragraph (i) above; or

          (iii) any change or worsening of any existing condition shall have occurred in the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company and the Subsidiaries taken as a whole that is or is likely to have a material adverse effect; or

          (iv) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement; or

          (v) (A) the representations and warranties of the Company relating to cash and cash equivalents and indebtedness and capitalized lease obligations, or any of the representations and warranties of the Company set forth in the Merger Agreement qualified by materiality or material adverse effect, shall not be true in any respect, or (B) any of the other representations and warranties set forth in the Merger Agreement shall not be true in any material respect, in the case of either clause (A) or (B), when the applicable representation or warranty is made or at any time prior to consummation of the Offer as if made at and as of such time; or

          (vi) the Merger Agreement shall have been terminated in accordance with its terms; or

          (vii) the Board shall have withdrawn or modified in a manner adverse to Parent or Purchaser (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer or the Merger, or failed to make or reconfirm its recommendation within two business days after a written request to do so from Parent or Purchaser, or shall have approved or recommended any other tender or exchange offer or other Acquisition Proposal; or

          (viii) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., any other national securities exchange or Nasdaq or any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 20% measured from the close of business on the date of the Merger Agreement, (2) the declaration of a banking moratorium or any mandatory suspension of payments in respect of banks in the United States, (3) the commencement of or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (4) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof; or

          (ix) the aggregate funds committed for use in connection with the transactions contemplated by the Merger Agreement pursuant to the Commitment Letter (the "Required Amounts") shall not have been made available to Parent and Purchaser in accordance with the terms and conditions of the Commitment Letter.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances (including any action or omission by Parent or Purchaser) giving rise to any such condition and may be waived by Purchaser or Parent, in whole or in part in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time which, in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances giving rise to any such condition (including any action or omission by Parent or Purchaser), makes it inadvisable to proceed with such acceptance for payment, purchase or payment.

     16.  CERTAIN REGULATORY AND LEGAL MATTERS.

     General. Except as set forth in this Section 16, Parent and Purchaser are not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser's right to decline to purchase Shares if any of the conditions specified in Section 15 shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such approvals were not obtained or other action taken. If certain types of adverse action are taken with respect to the matters discussed below, or certain approvals, consents, licenses or permits identified below are not obtained, Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 15.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

     The Company is incorporated under the laws of the State of Florida. Section
607.0901 of the FBCA provides that certain "business combinations" (defined to include mergers and consolidations) involving a company and a shareholder owning 10% or more of its outstanding voting shares must generally be approved by the affirmative vote of the holders of two-thirds of the Company's outstanding shares of voting capital stock, other than those shares owned by the interested shareholder. The two-thirds shareholder approval requirement does not apply to the business combinations if the business combination is approved by a majority of the company's disinterested directors. Section 607.0902 of the FBCA, the control shares statute, provides that a person who acquires shares in excess of certain specified thresholds, beginning at 20% of the Company's outstanding capital stock, will generally not have any voting rights with respect to such shares unless the voting rights are approved by the holders of a majority of the shares entitled to vote, excluding interested shares. This statute will not apply to acquisitions of shares of the Company if, prior to the pertinent acquisition of shares, the acquisition is approved by the board of directors of such company before the subject acquisition. On December 27, 1999, the Board approved the purchase of Shares contemplated by the Offer and the Merger. Accordingly, neither Section 607.0901 nor Section 607.0902 will prevent consummation of the Merger.

     Based on information supplied by the Company, Purchaser does not believe that any other state takeover statutes purport to apply to the Offer or the Merger. Neither Purchaser nor Parent has currently complied with any other state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right.

If it is asserted that any other state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for securities tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any securities tendered pursuant to the Offer.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated only following the expiration or early termination of the applicable waiting period under the HSR Act.

     Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by Purchaser's ultimate parent. The Merger Agreement requires that such form be filed as promptly as possible after the date of the Merger Agreement and that early termination of the applicable waiting period be requested. Notification and Report Form was filed by Purchaser's ultimate parent on December 29, 1999. Accordingly, the waiting period under the HSR Act is anticipated to expire at 11:59 P.M., New York City time, on January 13, 2000, unless early termination of the waiting period is granted by the Federal Trade Commission ("FTC") and the Department of Justice, Antitrust Division (the "Antitrust Division") or a request for additional information or documentary material is received prior thereto. If either the FTC or the Antitrust Division issues a request for additional information or documentary material from Purchaser prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 P.M., New York City time, on the tenth calendar day after the date of substantial compliance by Purchaser's ultimate parent with such request unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of Purchaser's ultimate parent. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties and states' Attorneys General may also bring legal action under the antitrust laws under certain circumstances. If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof. See Section 15.

     17. FEES AND EXPENSES. Parent and Purchaser have retained Morrow & Co., Inc. to act as the Information Agent and Continental Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. The Information Agent and the Depositary will each receive reasonable and customary compensation for their services hereunder, be reimbursed for their reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection with the Offer including certain liabilities under the securities laws.

     Neither Parent or Purchaser, nor any officer, director, shareholder, agent or other representative of Parent or Purchaser, will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

     18. MISCELLANEOUS. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR PARENT OTHER THAN AS CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND, IF ANY SUCH INFORMATION OR REPRESENTATION IS GIVEN OR MADE, IT SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PURCHASER OR PARENT.

     Purchaser and Parent have jointly filed a Tender Offer Statement on
Schedule 14D-1 with the Commission, pursuant to Rule 14d-1 of the Exchange Act, together with exhibits furnishing certain information with respect to the Offer. Such Schedule 14D-1 and any amendments thereto, including all exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 (except that they may not be available at the regional offices of the Commission).

                                        RC ACQUISITION CORP.

                                        NATIONAL NEPHROLOGY ASSOCIATES, INC.

December 30, 1999

                                                                      SCHEDULE I

                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                        OFFICERS OF PARENT AND PURCHASER
          AND PURCHASES OF COMPANY SHARES BY PARENT AND ITS AFFILIATES

     DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER. The following table sets forth the name, age and positions of each director and executive officer of Parent and Purchaser. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each such person is c/o National Nephrology Associates, Inc., 511 Union Street, Suite 1800, Nashville, Tennessee 37219. The positions set forth opposite each individual's name refer to positions with each of Parent and Purchaser.

NAME                                  AGE   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT/OTHER POSITIONS
----                                  ---   ----------------------------------------------------------
Jerome S. Tannenbaum, M.D.,
  Ph.D. ............................  49    Chairman and Chief Executive Officer
Jeffrey S. Hymes M.D. ..............  46    Director, President and Chief Medical Officer
Joseph A. Cashia....................  43    Executive Vice President, Chief Operating Officer
M. Stephen Harrison.................  55    Executive Vice President, New Business Development
Leif Murphy.........................  31    Executive Vice President, Chief Financial Officer
Steven G. Segal.....................  39    Director of Parent; Senior Managing Director of J.W.
                                            Childs Associates which he co-founded in July 1995 as a
                                            Managing Director. Previously, Mr. Segal was a Managing
                                            Director at Thomas H. Lee Company where he worked for nine years.
Glenn A. Hopkins....................  34    Director of Parent; Managing Director of J.W. Childs
                                            Associates which he co-founded in July 1995 as a Vice
                                            President. From 1989 to 1995 Mr. Hopkins was an Associate
                                            at Thomas H. Lee Company.
Edward D. Yun.......................  32    Director of Parent; Vice President of J.W. Childs
                                            Associates which he joined as an Associate in August 1996.
                                            Prior to August 1996, Mr. Yun was an Associate at DLJ
                                            Merchant Banking Partners from 1994 to 1996.
Kenneth J. Kencel...................  40    Director of Parent; Managing Director and Co-Head of
                                            Indosuez Capital, a division of Credit Agricole Indosuez.
                                            From April 1996 to September 1997, Mr. Kencel served as
                                            Executive Director and Head of High Yield Finance for
                                            Warburg Dillon Read. Mr. Kencel served as Managing
                                            Director with Chase Securities' High Yield Finance Group
                                            from April 1994 to April 1996.
Michael Cannizzaro..................  50    Director of Parent; President and Chief Executive Officer
                                            of Beltone Electronics Corporation since March 1998;
                                            President of Caremark International's Prescription Service
                                            Division from September 1994 to October 1997.

     The business address of Messrs. Segal, Hopkins and Yun is c/o J.W. Childs Associates, One Federal Street, 21st Floor, Boston, Massachusetts 02110. The business address for Mr. Kencel is c/o Indosuez Capital, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036. The business address of Michael Cannizzaro is c/o Beltone Electronics Corporation, 4201 West Victoria Street, Chicago, Illinois 60646.

                        The Depositary for the Offer is:

                   CONTINENTAL STOCK TRANSFER & TRUST COMPANY
                               2 BROADWAY AVENUE
                               NEW YORK, NY 10004

                             Facsimile Copy Number:
                                 (212) 616-7610

                             Confirm by Telephone:
                            (212) 509-4000 ext. 535

                             For Information Call:
                            (212) 509-4000 ext. 535

Any questions or requests for assistance or additional copies of the Offer to Purchase and the related Letter of Transmittal, and other tender offer materials, may be directed to the Information Agent at its telephone numbers and address listed below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           [MORROW & CO., INC. LOGO]
                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                          Call Collect (212) 754-8000

                     Banks and Brokerage Firms Please Call:
                                 (800) 662-5200

                    SHAREHOLDERS PLEASE CALL: (800) 566-9061